UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)1

Comscore, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

20564W105
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,088,424 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,088,424 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,088,424 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 20564W105

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 6,088,424 shares of Common Stock of the Issuer is $12,004,614, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital the Reporting Person and capital from a separate account managed by the Reporting Person ("SMA").

Item 4. Purpose of the Transaction.

Items 4a-j are hereby amended as follows:

On June 8, 2023, the Reporting Person issued a press release that presented an analysis supporting its position that the returns of preferred stockholders of the Issuer would benefit substantially from a higher common stock price (the "June 8 Press Release"). This summary of the June 8 Press Release does not purport to be complete and is qualified in its entirety by the full text of the June 8 Press Release, a copy of which is attached hereto as Exhibit 5 and incorporated by reference herein.

Item 5.     Interest in the Securities of the Issuer

Items 5a-d are hereby amended and restated as follows:

(a)(b)    The Reporting Person directly owns, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of 6,088,424 shares of Common Stock of the Issuer. Based upon a total of 93,494,451 outstanding shares of Common Stock as of May 4, 2023, the Reporting Person's shares represent approximately 6.5% of the outstanding shares of Common Stock.

(c)     The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this Schedule 13D:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase
Common Stock	373,000	$0.81	5/17/2023
Common Stock	24,000	$0.95	5/25/2023
Common Stock	55,990	$0.89	5/30/2023
Common Stock	14,965	$0.875	6/5/2023
Common Stock	64,642	$0.900	6/6/2023

(d)    The SMA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 206,029 of the shares reported in Items 7-11 and 13 of page 2 of this Schedule 13D less any fees due to the Reporting Person in its role as investment manager of the SMA. The SMA's economic interest is less than 5% of the subject securities reported on this Schedule 13D.

Item 7.    Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

Exhibit 5 - Press release, dated June 8, 2023.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2023

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

Exhibit 5

180 DEGREE CAPITAL CORP. PRESENTS ANALYSIS SUPPORTING POSITION
THAT THE RETURNS OF PREFERRED STOCKHOLDERS OF COMSCORE, INC.
WOULD BENEFIT SUBSTANTIALLY FROM A HIGHER COMMON STOCK PRICE

•180 believes SCOR’s current share price is historically undervalued with the potential for significant appreciation.
•180 is convinced that the collapse of SCOR’s stock price has materially impacted the return on investment (ROI) of the preferred stockholders, particularly from its estimates of their original expectations.
•180 provides an analysis that highlights the importance of SCOR’s common stock price performance to the ROI for the preferred stockholders and suggests significant alignment exists between preferred and common stockholders.
•This analysis supports 180’s position that the preferred stockholders need to immediately take actions specifically designed to boost SCOR’s common share price.
•If no action is taken, and SCOR’s share price continues to languish, 180 calculates that the ROI for preferred stockholders is capped at anywhere between 8.9% and 13.8% through 2026. If action is taken to unlock common stock value, 180 calculates that preferred stockholders’ ROI could increase to a minimum of ~20%+.
•180 is concerned that without action by SCOR’s Board and preferred stockholders the company could be dangerously close to losing key employees and jeopardizing future value for all stakeholders.

Montclair, NJ – June 8, 2023 – 180 Degree Capital Corp. (“180”, “our” and “we”) (NASDAQ:TURN) today issued the following analysis that it believes provides substantial support for the preferred stockholders of Comscore, Inc., (“SCOR”) to take actions that are within their control to remove or reduce the existing overhang on SCOR’s common stock that has led to a material destruction in value since their investment in March 2021. Nobody can make you, the preferred stockholders, do anything. That said, having common sense and doing right for all stakeholders at this point should be your only focus, especially if it directly benefits your own economic interests.

180’s prior public and private letters focused on the need for changes in SCOR’s Board to address the ongoing shortcomings in corporate governance and for the preferred stockholders to take steps that can lead to value creation for all stakeholders, including employees and common stockholders. To date, the Board has sat on its hands and the stock has languished as a result. There is an overriding sentiment that it's impossible to get anything done on this Board because the three preferred stockholders have different agendas and the independent directors (who put this structure in place) are too weak and powerless to do anything. Dispel that myth, please. You all should have one thing in common: that is a desire for a higher share price. So given that common ground, we are encouraging the preferred stockholders and SCOR’s Board to do the right thing and immediately start taking action.

180 recognizes and respects the contractual rights of the preferred stockholders and believes these rights are not in conflict with the ability to create value for all stakeholders of SCOR. We believe the mistake every investor has made with regard to this situation is in assuming that preferred holders don’t care about the common share price. The fact is, however, that the preferred stockholders’ ROI will be significantly enhanced by a share price that is materially higher than it is today. We thought it would be instructive for all stakeholders to understand this point by examining the ROI potential for the preferred stockholders under various valuation and time-based scenarios.

In our public letter issued on March 6, 2023, that can be found at https://ir.180degreecapital.com/press-releases/detail/378/180-degree-capital-corp-issues-public-letter-to-employees, we provided a detailed analysis that supported the conclusion that SCOR’s independent directors would not be in a position under Delaware law to approve a special dividend to the preferred stockholders in the foreseeable future. Our analysis below assumes this status will remain in place until at least July 2024, when the amount of the potential special dividend would be less than $50 million in total.

Given the preferred stock is today essentially debt with a below-market coupon at 7.5% per annum and no maturity date, we are modeling what would happen if SCOR was sold to another company in mid-2024. To be clear, the preferred stock is convertible into common stock at the holder’s election, so a sale of SCOR is not required for the returns discussed below to be generated should the preferred stockholders elect to convert to common stock.

Assuming nothing changes with regard to the terms of the outstanding preferred stock, here are the estimated payouts to preferred and common stockholders if SCOR was sold in mid-2024 at various multiples to SCOR’s current average analyst estimate for FY24 EBITDA, as well as the estimated rates of return for the preferred stockholders at each multiple:

Modeled Sale Price at Multiple to FY24 Consensus Estimated Adj. EBITDA	6x	7x	8x	9x	10x	11x	12x (Median Peer Multiple)	13x
Preferred Stockholder Return (Liq. Pref. or As-Converted Per Share)	Liq. Pref. Inc. Special Dividend ($3.07 Equiv.)	Liq. Pref. Inc. Special Dividend ($3.07 Equiv.)	Liq. Pref. Inc. Special Dividend ($3.07 Equiv.)	Liq. Pref. Inc. Special Dividend ($3.07 Equiv.)	$3.32	$3.65	$3.98	$4.31
Common Stockholder Amount Per Share	$1.06	$1.68	$2.30	$2.92	$3.32	$3.65	$3.98	$4.3
Preferred Stockholder Rate of Return	13.8%	13.8%	13.8%	13.8%	16.2%	19.2%	22.0%	24.6%
Note: Analysis is based on cash and debt excluding operating lease liabilities as of March 31, 2023, as reported by SCOR on its quarterly report filed with the SEC on Form 10-Q. Actual amounts of cash and debt could be materially different in the future, and differences in those amounts along with changes in assumptions used in these calculations would impact the outcome of the analysis above.

It is important to note that we believe SCOR is not in a position where it needs to sell the company, and we are not suggesting that SCOR should pursue this path at this time. As recently as May 16, 2023, at the 18th Annual Needham Technology & Media Conference, Jon Carpenter, CEO of SCOR, noted that SCOR generated positive free cash flow in 2022, has cash to pay the upcoming annual dividend, and expects to generate positive free cash flow in 2023. That said, we do not believe a company in this position would sell at a discounted multiple to its comparable companies, if SCOR’s Board chose to pursue a sale of the company.

In terms of multiples, we presented the following table in our last press release that examined the multiples of revenue and adjusted EBITDA for a set of comparable publicly traded companies to SCOR. This table has been updated through the close of the public markets on June 5, 2023, and also includes multiples based on 2023 and 2024 consensus analyst estimates.

Comscore Peer Trading Multiples
Forward Valuation as of June 5, 2023 (1)
Peer Company	EV / Sales 2023	EV / Adj. EBITDA 202	EV / Sales 2024	EV / Adj. EBITDA 202
IPSOS	0.9x	5.6x	0.9x	5.3x
DOUBLEVERIFY HOLDINGS INC	10.0x	32.1x	8.1x	25.6x
INTEGRAL AD SCIENCE HOLDING	6.7x	20.6x	5.7x	17.0x
SIMILARWEB LTD	2.3x	n/a	2.0x	n/a
TRADE DESK INC/THE -CLASS A	18.7x	48.3x	15.1x	37.9x
LIVERAMP HOLDINGS INC	2.0x	12.5x	675.4x	9.8x
INNOVID CORP	1.1x	20.5x	0.9x	11.7x

IQVIA HOLDINGS INC	3.3x	13.7x	3.0x	12.4x
FLUENT INC	0.2x	4.1x	0.2x	3.1x
FORRESTER RESEARCH INC	1.1x	11.1x	1.1x	9.0x
STAGWELL INC	1.1x	7.4x	1.0x	5.8x
QUINSTREET INC	0.8x	27.4x	630.8x	15.0x
MOMENTIVE GLOBAL INC	2.9x	17.0x	2.7x	16.8x
VIANT TECHNOLOGY INC-A	0.5x	9.0x	0.4x	6.0x
Average	3.7x	17.6x	96.2x	13.5x
Median	2.0x	15.3x	2.4x	11.7x

COMSCORE INC	0.8x	6.7x	0.7x	4.8x

Implied SCOR Stock Price @ Median	$4.39	$3.83	$5.43	$3.88
Preferred Stockholder Rate of Return at Each Stock Price	25.3%	20.7%	32.8%	21.1%
Source: Bloomberg, 180 internal calculations. Actual results for FY 23 and FY 24 revenue and adjusted EBITDA could be materially different than the consensus analyst estimates used in the calculations above, which would result in materially different multiples and estimated returns
(1) For Liveramp, 2023 and 2024 refer to the FY ending 3/31/24 and 3/31/25 respectively. For Quinstreet, 2023 and 2024 refer to the FY ending 6/30/23 and 6/30/24 respectively

As is readily apparent from the tables above, if SCOR traded at the median of its peer group, the preferred stockholders would have a better rate of return, even without payment of the special dividend. In fact, appreciation in the stock price of SCOR can provide a greater return to the preferred shareholders in the near term while the company is not in a position to pay the special dividend.

So, we believe investors need not think that SCOR stock price of around $0.90 represents the true and inherent value of this business; in fact, we view the current price as a gift to investors. There is, in our mind, no scenario where SCOR stock isn't meaningfully undervalued relative to its peers. SCOR is running a better business than the one its management team inherited two years ago. SCOR’s adjusted EBITDA has gone from approximately $20 million in 2021 to consensus analyst estimates of over $40 million this year and $58 million in 2024, yet the stock has collapsed. Any intellectually honest person would conclude that this improvement in the business would lead to an increased valuation in the public markets.

SCOR’s preferred stockholders: We have stated in prior letters our thoughts on the reasons why SCOR’s share price has collapsed. We have offered suggestions for how you can better align yourself with all stakeholders, but you have taken no action. That inactivity has led to the detriment of your own return on this investment; it is time that you do something. It should be obvious that you have a fixed return unless SCOR’s common stock price is meaningfully higher than it is today. Consider that if you take your special dividend in 2024 and continue to hold the preferred stock in future years then your ROI will decline to 12.7% in 2025 and 11.9% in 2026. These ROIs, in our view, are both below market and likely not what you signed up for when you made your investment.

We believe our analysis above clearly supports our belief that even without any changes to the terms of SCOR’s outstanding preferred stock, SCOR’s common stock is significantly undervalued at its current price per share of around $0.90. It is in the best interest of the preferred stockholders to demonstrate better alignment with common stockholders and take actions that will result in a substantial increase in SCOR’s common stock price per share. By taking action, you will change the relationship you have with your common stockholders and your ROI will dramatically improve as the stock moves higher.

For two years, you have done it your way and it hasn’t worked. There is a myriad of available options at your disposal to create meaningful value for you and SCOR’s common stockholders; these are options we, and we suspect other shareholders, have given you. It is time, starting with the next dividend, for you to do something. You owe it to yourselves and your investors to improve your own returns from the current below-market fixed rate of return. The math is the math. Have some common sense and take action.

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Mo Shafroth
Peaks Strategies
mshafroth@peaksstrategies.com

Forward-Looking Statements

This press release and the attached letter may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect the 180’s current beliefs, are based upon public information provided in many cases by the Company, and a number of important factors could cause actual results to differ materially from those expressed in this press release. Please see the Company's securities filings filed with the Securities and Exchange Commission for a more detailed discussion of the risks and uncertainties associated with the Company's business and other significant factors that could affect the Company's actual results. Except as otherwise required by federal securities laws, 180 undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties. The reference and link to the website www.180degreecapital.com has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release. 180 is not responsible for the contents of third-party websites.